May 18, 2010

Mr. Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Illinois Tool Works Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File No. 001-04797

Dear Mr. Jaramillo:

Illinois Tool Works Inc. (the “Company”) hereby submits its response to your comment letter dated May 5, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009. To facilitate your review, the full text of your comment is set forth below in italics followed by the Company’s response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Notes to Financial Statements, page 44

Operating Revenues, page 46

1.
We note the portion of your response prior comment 3 that discusses the remanufacture of and sales of remanufactured truck parts. To help us better understand your remanufacturing operations and your conclusion that revenue from remanufactured parts are not significant, please address the following:

•	Tell us the types of parts that you remanufacture for sale and describe the customers who acquire your product (i.e., wholesalers, retailers, etc.).
•	Provide us with the amount of revenue you recorded from the sale of remanufactured parts for each of the fiscal years presented in your financial statements and for the quarter ended March 31,2010.
•
Confirm that to the extent that these transactions become material in future periods you will clearly disclose your accounting policy for recognizing revenue from remanufactured parts in your future filings.

Company Response:

The Company’s sales of remanufactured truck parts consist primarily of remanufactured drivetrain related truck parts, including transmissions and differentials. Remanufactured truck parts are primarily sold to end-users through retail service locations. The Company acquired this business at the end of August 2008. Annual revenues from the sale of remanufactured truck parts are approximately $30 million, or 0.2% of total 2009 Company revenues. In the first quarter of 2010, revenues from the sale of remanufactured truck parts were approximately $10 million, or 0.3% of total Company first quarter revenues. The Company confirms that to the extent these transactions become material in future periods our accounting policy for recognizing revenue from remanufactured parts will be clearly disclosed in future filings.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at 847-657-4014.

Sincerely,

/s/ Randall J. Scheuneman
Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026